Exhibit 99.1

Concord Medical Reports Financial Results for the First Half of 2022

BEIJING, September 23, 2022 /PRNewswire/ -- Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a healthcare provider specialized in cancer treatment, research, education and prevention by establishing proton centers and cancer hospitals and operating an extensive network of radiotherapy and diagnostic imaging centers in China, today announced its unaudited consolidated financial results for the six months ended June 30, 20221.

2022 First Half Highlights

•       Total net revenues were RMB144.3 million (US$21.5 million) in the first half of 2022, representing a 25.2% decrease from total net revenues of RMB192.9 million in the same period last year. Total net revenues included the net revenues from the hospital business of RMB82.9 million (US$12.4 million) and the net revenues from the network business of RMB61.4 million (US$9.1 million).

•       Gross loss was RMB88.7 million (US$13.2 million) in the first half of 2022, compared to the gross profit of RMB2.4 million in the first half of 2021. The gross loss margin was 61.5% for the first half of 2022, compared to the gross profit margin of 1.2% for the same period last year.

•       Net loss attributable to ordinary shareholders in the first half of 2022 was RMB114.7 million (US$17.1 million), compared to RMB90.3 million in the same period last year.

•       Basic and diluted loss per share for Class A and Class B ordinary shares2 in the first half of 2022 were both RMB0.87 (US$0.13), compared to RMB2.53, respectively, in the same period last year.

•       Non-GAAP3 net loss in the first half of 2022 was RMB270.0 million (US$40.3 million), compared to non-GAAP net loss of RMB163.0 million in the same period last year. Non-GAAP basic and diluted loss per share for Class A and Class B ordinary shares in the first half of 2022 were both RMB0.93 (US$0.14), compared to RMB2.46 in the same period last year.

1 This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations of RMB into U.S. dollars are made at a rate of RMB 6.6981 to US$1.00, the noon buying rate in New York City for cable transfers payable in RMB, as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2022.

2 The Company adjusts for the accretion of mezzanine equity in the calculation of loss attributable to ordinary shareholders of the Company used in the loss per share for Class A and Class B ordinary shares calculation.

3 Non-GAAP net loss and non-GAAP basic and diluted loss per share for Class A and Class B ordinary shares are defined as their most directly comparable GAAP measures excluding the impact of share-based compensation expenses.

•       Adjusted EBITDA4 (non-GAAP) was negative RMB194.3 million (US$29.0 million) in the first half of 2022, compared to negative RMB127.7 million in the same period last year.

Dr. Jianyu Yang, Chairman and Chief Executive Officer of Concord Medical, commented, “In the first half of 2022, our business was affected by the resurgence of COVID-19 pandemic caused by the highly contagious Omicron variant. In particular, our three medical institutions located in Shanghai temporarily closed since April 2022 for approximately two or three months, respectively. Our network business was also restricted by the COVID-19 resurgence, which affected the progress of order completion in the first half of 2022.

“The good news is, however, the recent performance of our Shanghai Meizhong Jiahe Cancer Center (“Shanghai Outpatient Department”) has gradually returned to the level before the COVID-19 pandemic. Shanghai Meizhong Jiahe Medical Image Diagnosis Limited (“Shanghai Imaging Center”), which is located in the Shanghai Xinhongqiao International Medical Park (the “Xinhongqiao Park”), will also usher in new business opportunities. We expect that the gradual opening of the other medical institutions with differentiated expertise in the Xinhongqiao Park will drive patients to our Shanghai Imaging Center for high-quality diagnostic imaging services and contribute to our revenue.

“Our Guangzhou Concord Cancer Center (“Guangzhou Hospital”), which commenced operation in June 2021, is in the ramp-up period with improving operational performance evidenced by several operating indicators, such as the occupancy rate of patient beds, and the number of outpatient and inpatient visits. Notably, the proton center of Guangzhou Hospital is expected to start clinical trials in the second half of 2022, reaching a new milestone.”

“Our network business is currently on track. We will accelerate the completion of existing orders and execute our market expansion as planned. Let’s look forward to the good performance of Concord Medical for the full year of 2022.”

2022 First Half Financial Results

Net Revenues

Hospital Business

Net revenues from the hospital business were RMB82.9 million (US$12.4 million) in the first half of 2022, representing a 29.2% increase from net revenues of RMB64.2 million in the first half of 2021, mainly due to the launch and ramp-up of Guangzhou Hospital since June 2021.

4 Adjusted EBITDA is defined as net income/(loss) plus interest expenses, net, income tax expenses, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include foreign exchange gain, net, and other income (expense), net.

Network Business

Net revenues from the network business were RMB61.4 million (US$9.1 million), representing a 52.3% decrease from net revenues of RMB128.7 million in the first half of 2021, mainly because the delivery and acceptance process of our medical solutions was negatively affected by the COVID-19 outbreak in the second quarter of 2022.

Cost of Revenues

Hospital Business

Cost of revenues of the hospital business in the first half of 2022 was RMB179.7 million (US$26.8 million), representing an 89.4% increase from cost of revenues of RMB94.9 million in the first half of 2021, mainly because the labor cost increased for Guangzhou Hospital, which has been in operation since June 2021.

Network Business

Cost of revenues of the network business was RMB53.3 million (US$8.0 million), representing a 44.3% decrease from RMB95.7 million in the first half of 2021, generally in line with the decrease in the net revenues from medical solutions caused by the COVID-19.

Gross (Loss)/Profit and Gross Margin

Hospital Business

Gross loss from the hospital business was RMB96.8 million (US$14.4 million) in the first half of 2022, compared to RMB30.7 million in the same period last year. The gross loss margin of the hospital business for the first half of 2022 was 116.8%, compared to the gross loss margin of 47.8% for the same period last year. The decrease in gross profit margin of the hospital business was primarily attributable to (1) the substantial labor cost for Guangzhou Hospital, which was still at the ramp-up stage with comparatively low utilization rate, and (2) the decrease in revenue generated from our medical institutions in Shanghai because of the regional resurgence of COVID-19 pandemic in the first half of 2022.

Network Business

Gross profit from the network business was RMB8.1 million (US$1.1 million), representing a 75.6% decrease from RMB33.0 million in the first half of 2021. The gross profit margin of the network business for the first half of 2022 was 13.2%, compared to the gross profit margin of 25.6% for the same period last year. The decrease in gross profit margin of the network business was primarily attributable to the decrease in gross profit margin of medical solutions in the first half of 2022.

Operating Expenses

Selling expenses were RMB26.4 million (US$3.9 million) in the first half of 2022, representing a 93.3% increase from RMB13.7 million in the first half of 2021. Selling expenses as a percentage of net revenues was 18.3% in the first half of 2022, compared to 7.1% in the first half of 2021. The increase in selling expenses was mainly due to the increases in marketing expenses and travel related expenses as a result of the opening of our Guangzhou Hospital since June 2021.

General and administrative expenses were RMB130.5 million (US$19.5 million) in the first half of 2022, of which employee benefit expenses were RMB75.7 million (US$11.3 million). In the same period of last year, general and administrative expenses were RMB172.6 million. The decrease was mainly because (1) the employee benefit expenses of Guangzhou Hospital’s medical staff were recognized in general and administrative expenses before the formal operation of the Guangzhou Hospital, which were subsequently recognized in cost of revenues after the formal operation since June 2021, and (2) the network business reduced as a result of the negative impact of COVID-19. General and administrative expenses as a percentage of net revenues was 90.4% in the first half of 2022, compared to 89.5% in the first half of 2021.

Capital Expenditures

Comparing to RMB414.4 million in the first half of 2021, capital expenditures were RMB184.0 million (US$27.5 million) in the first half of 2022, mainly due to (1) the decrease in construction fees and medical equipment payment for our hospital business, and (2) the reduced demands of procuring equipment for our network business as a result of the COVID-19 outbreak.

Accounts Receivable

As of June 30, 2022, accounts receivable were RMB89.3 million (US$13.3 million), representing a 30.2% decrease from accounts receivable of RMB127.9 million as of December 31, 2021. The average period of sales outstanding for accounts receivable (also known as days sales outstanding) was 286 days in the first half of 2022.

Bank Loans and Other Borrowings

As of June 30, 2022, the Company had bank loans and other borrowings totaling RMB2.9 billion (US$426.0 million).

About Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Concord Medical uses certain non-GAAP measures. The Company presents certain of its financial information that is adjusted from results based on GAAP to exclude the impact of share-based compensation expenses, such as non-GAAP net loss and non-GAAP basic and diluted loss per share for Class A and Class B ordinary shares. The Company believes excluding share-based compensation expenses from its GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results, as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its current cash earnings. Concord Medical also believes these non-GAAP measures excluding share-based compensation expenses are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. In addition, Concord Medical also presents the non-GAAP measure of adjusted EBITDA, which is defined in this announcement as net income/(loss) plus interest expenses, net, income tax expenses, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include foreign exchange gain, net and other income/(expense), net. Furthermore, adjusted EBITDA eliminates the impact of items that the Company does not consider to be indicative of the performance of the network business and hospital business. The Company believes investors will similarly use adjusted EBITDA as one of the key metrics to evaluate its financial performance and to compare its current operating results with corresponding historical periods and with other companies in the healthcare services industry. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial information.

About Concord Medical

Concord Medical Services Holdings Limited is a healthcare provider featuring a full cycle of premium oncology services including cancer diagnosis, treatment, education and prevention. The Company focuses on providing multidisciplinary cancer care in all aspects of oncology healthcare services in its cancer hospitals and equipping them with technologically advanced equipment such as the state-of-the-art proton therapy system. The Company is striving to improve the quality and accessibility of cancer care through its network of self-owned cancer hospitals and clinics as well as partnered hospitals across China. For more information, please see http://ir.ccm.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements can be identified by words or phrases such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions. Forward-looking statements are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Concord Medical Services Holdings Limited

Investor Relations

+86 10 5903 6688

ir@ccm.cn

Concord Medical Services Holdings Co., Ltd.

Consolidated Balance Sheets (in thousands)

	December 31,
	2021	June 30, 2022
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	157,386	74,984	11,195
Restricted cash, current portion	1,387	475	71
Accounts receivable	127,899	89,329	13,336
Prepayments and other current assets	257,019	339,847	50,738
Inventories	38,085	69,825	10,425
Net investments in direct financing leases, current portion	2,699	3,518	525
Total current assets	584,475	577,978	86,290
Non-current assets
Restricted cash, non-current portion	138	-	-
Property, plant and equipment, net	3,145,025	3,223,423	481,244
Right-of-use assets, net	619,536	610,156	91,094
Net investment in direct financing leases, non-current portion	4,796	3,448	515
Goodwill	581,877	581,877	86,872
Intangible assets, net	657,837	643,123	96,016
Deposits for non-current assets	224,866	231,399	34,547
Long-term investments	390,625	421,012	62,855
Other non-current assets	20,776	18,565	2,772
Total non-current assets	5,645,476	5,733,003	855,915

Total assets	6,229,951	6,310,981	942,205
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	102,508	107,815	16,096
Accrued expenses and other liabilities	382,177	348,882	52,086
Operating lease liabilities, current	20,484	23,272	3,474
Short-term bank and other borrowings	136,510	166,468	24,853
Long-term bank and other borrowings, current portion	162,842	167,418	24,995
Total current liabilities	804,521	813,855	121,504
Non-current liabilities
Long-term bank and other borrowings, non-current portion	2,178,596	2,517,458	375,847
Deferred tax liabilities	184,424	187,346	27,970
Derivative liability	5,863	6,162	920
Operating lease liabilities, non-current	214,225	214,525	32,028
Other long-term liabilities	98,601	94,925	14,172
Total non-current liabilities	2,681,709	3,020,416	450,937
Total liabilities	3,486,230	3,834,271	572,441
Contingently redeemable noncontrolling interests	3,680,782	-	-
EQUITY
Class A ordinary shares	68	68	10
Class B ordinary shares	37	37	6
Treasury stock	(7)	(8)	(1)
Additional paid-in capital	1,936,552	1,928,495	287,917
Accumulated other comprehensive loss	(29,496)	(71,385)	(10,657)
Accumulated deficit	(3,277,270)	(3,391,922)	(506,401)
Total Concord Medical Services Holdings Limited shareholders' deficit	(1,370,116)	(1,534,715)	(229,126)
Noncontrolling interests	433,055	4,011,425	598,890

Total equity/(deficit)	(937,061)	2,476,710	369,764

Total liabilities, mezzanine equity and equity/(deficit)	6,229,951	6,310,981	942,205

Concord Medical Services Holdings Co., Ltd.

Consolidated Profit & Loss

(in thousands, except for number of shares and per share data)

	June 30, 2021	June 30, 2022
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues, net of business tax, value-added tax and related surcharges
Hospital	64,150	82,865	12,371
Network	128,737	61,397	9,166
Total net revenues	192,887	144,262	21,537
Cost of revenues:
Hospital	(94,855)	(179,686)	(26,826)
Network	(95,652)	(53,311)	(7,959)
Total cost of revenues	(190,507)	(232,997)	(34,786)

Gross (loss) / profit	2,380	(88,735)	(13,248)

Operating expenses:
Selling expenses	(13,665)	(26,416)	(3,944)
General and administrative expenses	(172,623)	(130,466)	(19,478)

Operating loss	(183,908)	(245,617)	(36,670)
Interest expense	(25,906)	(68,325)	(10,201)
Foreign exchange gain, net	18,489	33,881	5,058
Interest income	2,551	3,562	532
Income from equity method investments	9,088	5,488	819
Other income/(expense), net	2,662	(850)	(127)

Loss before income tax	(177,024)	(271,861)	(40,589)
Income tax expenses	5,331	9,677	1,445
Net loss	(171,693)	(262,184)	(39,144)

Net loss attributable to noncontrolling interests	(81,363)	(147,532)	(22,026)
Net loss attributable to Concord Medical Services Holdings Limited	(90,330)	(114,652)	(17,118)

Loss per share for Class A and Class B ordinary shares
Basic	(2.53)	(0.87)	(0.13)
Diluted	(2.53)	(0.87)	(0.13)

Weighted average number of class A and class B ordinary shares outstanding:
Basic	131,053,858	131,053,858	131,053,858
Diluted	131,053,858	131,053,858	131,053,858
Other comprehensive loss, net of tax of nil
Foreign currency translation, net tax of nil	6,234	(41,890)	(6,254)
Total other comprehensive loss, net of tax	6,234	(41,890)	(6,254)
Comprehensive loss	(165,459)	(304,074)	(45,398)
Comprehensive loss attributable to noncontrolling interests	(81,363)	(147,532)	(22,026)
Comprehensive loss attributable to Concord Medical Services Holdings Limited’s shareholders	(84,096)	(156,542)	(23,372)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)

(in RMB thousands, except per share data unaudited)

	For the six months ended			For the six months ended
	June 30, 2021			June 30, 2022
			Non-			Non-
	GAAP		GAAP	GAAP		GAAP
	Measure	Adjustment	Measure	Measure	Adjustment	Measure
Operating loss	(183,908)	8,647	(175,261)	(245,617)	(7,861)	(253,478)
Net loss	(171,693)	8,647	(163,046)	(262,184)	(7,861)	(270,045)
Basic loss per share for Class A and Class B ordinary shares	(2.53)	0.07	(2.46)	(0.87)	(0.06)	(0.93)
Diluted loss per share for Class A and Class B ordinary shares	(2.53)	0.07	(2.46)	(0.87)	(0.06)	(0.93)

(*) The only adjustment is share-based compensation.

Reconciliation from net income to adjusted EBITDA(*) (in RMB thousands, unaudited)

	For the six months ended	For the six months ended
	June 30, 2021	June 30, 2022
Net loss	(171,693)	(262,184)
Interest expenses, net	23,355	64,763
Income tax expenses	(5,331)	(9,677)
Depreciation and amortization	38,476	53,732
Share-based compensation	8,647	(7,861)
Other adjustments	(21,151)	(33,031)
Adjusted EBITDA	(127,697)	(194,258)
EBITDA margin	-66%	-135%

(*) Definition of adjusted EBITDA: Adjusted EBITDA is defined as net loss plus interest expenses, net, income tax expenses, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include foreign exchange gain, net and other income/(expense), net.